As filed with the Securities and Exchange Commission on February 6, 2018
Registration Number 333-221791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________
Exicure, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	81-5333008 (I.R.S. Employer Identification Number)
8045 Lamon Avenue
Suite 410
Skokie, IL 60077
(847) 673-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
(866) 403-5272
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Sam Zucker
Sidley Austin LLP
1001 Page Mill Road
Building 1
Palo Alto, California 94304
(650) 565-7000
Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒	Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
This Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-221791) is being filed solely for the purposes of adding exhibits to such Registration Statement and amending the Exhibit Index, which is set forth in “Part II—Item 16. Exhibits and Financial Statement Schedules.” No changes are being made to the prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the estimated fees and expenses payable by us in connection with the offering of the securities being registered.

SEC registration fee	$ 14,833.24
Accounting fees and expenses	338,791.00
Legal fees and expenses	1,601,536.00
Placement agent, printing and miscellaneous expenses	1,972,512.66
Total	$3,927,672.90

Item 14. Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.
Our amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws provide that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our amended and restated bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.
Our amended and restated bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the amended and restated bylaws of or otherwise.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
In addition to the indemnification obligations required by our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents.
As a condition to the Merger, we also entered into a Pre-Merger Indemnity Agreement with our former officers and directors, pursuant to which we agreed to indemnify such former officers and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.
We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.
At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.
Item 15. Recent Sales of Unregistered Securities
Set forth below is information regarding shares of common stock, warrants and stock options issued or granted by us within the past three years that were not registered under the Securities Act:

A.
On September 26, 2017, October 27, 2017, and November 2, 2017, in connection with the closings of the Private Placement, we issued an aggregate of 10,504,196 shares of common stock at a price of $3.00 per share to accredited investors for aggregate gross proceeds of approximately $31.5 million. On September 26, 2017, October 27, 2017, and November 2, 2017, in connection with the closings of the Private Placement, we issued warrants to purchase an aggregate of 163,174, 132,884, and 117,262 shares, respectively, of common stock to the Placement Agents for the Private Placement, at an exercise price of $3.00 per share.

B.
On September 26, 2017, pursuant to the terms of the Merger Agreement, all of the shares of capital stock of Exicure OpCo, including restricted common stock issued by Exicure OpCo to its pre-Merger stockholders (which outstanding amounts were first converted into shares of Exicure OpCo common stock immediately prior to the Effective Time of the Merger), were converted into an aggregate of 26,666,627 shares of our common stock after adjustments due to rounding for fractional shares. In addition, we assumed all outstanding options to purchase Exicure OpCo common stock that remained outstanding under the 2015 Plan, whether vested or unvested, and converted them into options to purchase an aggregate of 3,680,997 shares of our common stock.

C.
On September 22, 2017, the board of directors of Max-1 Acquisition Corporation approved the issuance of an aggregate of 756,960 shares of Max-1 Acquisition Corporation common stock to Ian Jacobs, Mark Tompkins, Montrose Capital Partners Limited, and a designee of a service provider for each party’s services to the Company in connection with the negotiation of the Merger Agreement. In addition, in connection with the consummation of the Merger, Max-1 Acquisition Corporation sold 73,040 shares of common stock of Max-1 Acquisition Corporation to a pre-existing stockholder pursuant to a common stock purchase agreement for a purchase price per share of $0.025 for aggregate proceeds of $1,826.

The transactions described in paragraphs A, B and C were exempt from registration under Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D) as not involving any public offering.
Sales of Unregistered Securities of Exicure OpCo
The following list sets forth information as to all securities Exicure OpCo sold from January 1, 2014 through immediately prior to the consummation of the Merger, which were not registered under the Securities Act. The following description is historical and has not been adjusted to give effect to the Merger or the share conversion ratio pursuant to the Merger Agreement.

1.
In October 2015 and January 2016, Exicure OpCo issued an aggregate of 6,738,434 shares of Series C preferred stock at a price per share of $2.30 for aggregate gross consideration of approximately $15.0 million to 21 accredited investors.

2.
Exicure OpCo granted stock options and stock awards to employees, directors and consultants under the 2015 Plan covering an aggregate of 8,395,552 shares of common stock, at a weighted-average exercise price of $0.82 per share. Of these, options covering an aggregate of 592,946 shares were canceled without being exercised.

3.
Exicure OpCo sold an aggregate of 382,866 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $129,592.91 upon the exercise of stock options and stock awards.

The transaction described in paragraph 1 above was exempt from registration under Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D) as not involving any public offering. We also deemed the grants of stock options and stock awards described in paragraphs 2 and 3 above to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.
None of the securities described in this Item 15 were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.
Item 16. Exhibits and Financial Statement Schedules
(a)    Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)    Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is included in our financial statements or notes to those financial statements.
Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
2.1(2)†
Agreement and Plan of Merger and Reorganization, dated September 26, 2017, by and among Max-1 Acquisition Corporation, Max-1 Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Exicure OpCo, a Delaware corporation.

3.1(2)	Certificate of Merger relating to the merger of Max-1 Acquisition Sub., Inc. with and into Exicure OpCo, filed with the Secretary of State of the State of Delaware on September 26, 2017.

3.2(2)	Certificate of Amendment to Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on September 26, 2017.

3.3(2)	Form of Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 15, 2017.

3.4(2)	Amended and Restated Bylaws, as currently in effect.

4.1(2)	Form of Warrant to Purchase Shares of Common Stock issued to Placement Agent.

4.2(2)	Form of Registration Rights Agreement by and among the Company and the persons named therein.

5.1(4)	Opinion of Sidley Austin LLP.

10.1(2)+	2015 Equity Incentive Plan and forms of awards thereunder, assumed in the Merger.

10.2(2)+	2017 Equity Incentive Plan and forms of award agreements thereunder.

10.3(2)+	2017 Employee Stock Purchase Plan.

10.4(2)+	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers.

10.5(2)	Form of Subscription Agreement by and between the Company and each investor in the initial closing of the Private Placement.

10.6(2)+	Form of Amended and Restated Board Member Service Agreement by and between Exicure OpCo and each of its non-executive directors.

10.7(2)+	Employment Agreement dated as of February 2, 2016 by and between Exicure OpCo and David A. Giljohann, Ph.D.

10.8(2)+	Amended and Restated Employment Agreement dated as of February 2, 2016 by and between Exicure OpCo and David S. Snyder.

10.9(2)+	Employment Offer Letter dated as of September 16, 2015 by and between Exicure OpCo and Ekambar Kandimalla, Ph.D.

10.10(2)+	First Amendment to Offer Letter dated as of January 8, 2016 by and between Exicure OpCo and Ekambar Kandimalla, Ph.D.

10.11(2)+	Consulting Agreement dated as of October 1, 2011 by and between AuraSense Therapeutics, LLC and Chad A. Mirkin, Ph.D.

10.12(2)	Lease Agreement dated as of February 13, 2012 by and between AuraSense Therapeutics, LLC and FC Skokie SPE, LLC.

10.13(2)	Letter dated as of March 12, 2012 regarding the Lease Agreement by and between AuraSense Therapeutics, LLC and FC Skokie SPE, LLC.

10.14(2)	First Amendment to Lease dated as of March 31, 2014 by and between AuraSense Therapeutics, LLC and FC Skokie PQ, LLC, as successor in interest to FC Skokie SPE, LLC.

10.15(2)	Second Amendment to Lease dated as of May 26, 2016 by and between Exicure OpCo and FC Skokie PQ, LLC, as successor in interest to FC Skokie SPE, LLC.

10.16(2)	Loan and Security Agreement dated as of February 17, 2016 by and between Exicure OpCo and Hercules.

10.17(2)	Amendment No. 1 to Loan and Security Agreement dated as of October 10, 2016 by and between Exicure OpCo and Hercules.

10.17.1(4)	Amendment No. 2 to Loan and Security Agreement dated as of January 15, 2018 by and between Exicure OpCo and Hercules.

10.18(2)+	Form of Pre-Merger Indemnity Agreement.

10.19(1)	Form of Common Stock Purchase Agreement.

10.20(2)*	Restated License Agreement between Exicure OpCo and Northwestern University dated as of August 15, 2015.

10.21(2)*	License Agreement between Exicure OpCo and Northwestern University dated as of February 10, 2016 and effective as of May 27, 2014.

10.22(2)*	License Agreement between Exicure OpCo and Northwestern University dated as of June 17, 2016.

10.23(2)*	Amendment One to the Amended Restated License Agreement between Exicure OpCo and Northwestern University dated as of September 27, 2016.

10.24(2)*	Research Collaboration, Option and License Agreement between Exicure OpCo and Purdue Pharma L.P. dated as of December 2, 2016.

10.25(2)	Side Agreement to Northwestern Agreements by and among Exicure OpCo, Northwestern University and Purdue Pharma L.P. dated as of October 11, 2016.

10.26(3)	Form of Subscription Agreement by and between the Company and each investor in connection with the subsequent closings of the Private Placement.

10.27(3)	Form of Purchaser Rights Letter to be delivered by the Company to each investor in the initial closing of the Private Placement.

16.1(4)	Letter from Raich Ende Malter & Co. LLP as to the change in certifying accountant, dated as of November 28, 2017.

21.1(4)	Subsidiaries of Exicure, Inc.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2(4)	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1(4)	Power of Attorney (included on the signature page hereto).

101.INS(4)	XBRL Instance Document.

101.SCH(4)	XBRL Taxonomy Extension Schema Document.

101.CAL(4)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(4)	XBRL Taxonomy Extension Definition.

101.LAB(4)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(4)	XBRL Taxonomy Presentation Linkbase Document.

† Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. We hereby undertake to furnish supplementally a copy of any of the omitted schedules and exhibits to the SEC on a confidential basis upon request.
+ Indicates a management contract or compensatory plan.
* Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and omitted portions have been filed separately with the SEC
(1) Incorporated by reference to the indicated exhibit in Max-1 Acquisition Corporation’s Current Report on Form 8-K filed on June 19, 2017.
(2) Incorporated by reference to the indicated exhibit in our Current Report on Form 8-K filed on October 2, 2017, as amended by our Current Report on Form 8-K/A filed on November 7, 2017.
(3) Incorporated by reference to the indicated exhibit in our Current Report on Form 8-K filed on November 2, 2017.
(4) Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Skokie, State of Illinois, on February 6, 2018.

EXICURE, INC.

By:	/s/ David A. Giljohann
David A. Giljohann, Ph.D.
Chief Executive Officer and Director (principal executive officer)

By:	/s/ David S. Snyder
David S. Snyder
Chief Financial Officer (principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

SIGNATURE	TITLE	DATE

/s/ David A. Giljohann	Chief Executive Officer and Director (principal executive officer)	February 6, 2018
David A. Giljohann, Ph.D.

/s/ David S. Snyder	Chief Financial Officer (principal financial officer and principal accounting officer)	February 6, 2018
David S. Snyder

*	Director and Chairman of the Board of Directors	February 6, 2018
Chad A. Mirkin, Ph.D.

*	Director	February 6, 2018
C. Shad Thaxton, M.D., Ph.D.

*	Director	February 6, 2018
David R. Walt, Ph.D.

*	Director	February 6, 2018
Jay R. Venkatesan, M.D.

*	Director	February 6, 2018
Helen S. Kim

________________________

*	Pursuant to Power of Attorney

By:	/s/ David S. Snyder
David S. Snyder
Attorney-in-Fact